MDS Inc. Supports Proteomics New Business Plan and Financial Reorganization

Toronto, June 1, 2004- MDS Inc. (TSX: MDS, NYSE:MDZ) announced it is working with MDS Proteomics (MDSP) to implement a new business plan and financial reorganization. MDSP has been evaluating strategies to leverage its assets, technology and experience over the last several months. The new business model will focus on the provision of biomarker identification, lead optimization and protein analysis services.

The financial reorganization will include:

  Conversion of all existing funded debt into equity in the company;
  In exchange for CDN$15 million, MDS Inc. will gain access to tax assets and an ongoing technology access agreement; and
  Implementation of the new business model to achieve cash flow breakeven operations by the end of 2005.

As a result of the proposed reorganization MDS Inc. will hold less than 50% of the common equity in MDSP and will require a re-evaluation of the carrying value for the assets of MDSP. MDS Inc. expects to take a one-time charge in its second quarter financial results. This reorganization will also affect the manner in which MDS Inc. accounts for its investment in MDSP in the future and the impact that MDSP will have on its reported earnings.

At MDS Inc., our more than 10,000 highly skilled people provide enabling products and services for the development of drugs and the diagnosis and management of disease. We focus on helping to discover new drugs, assisting doctors to diagnose and treat patients and preventing the spread of disease. Find out more about MDS Inc. at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

For more information:

Investor Inquiries Sharon Mathers Vice-President, Investor Relations (416) 675-6777 ext. 2993	Media Inquiries Naomi Nemeth Director, Global External Communications (416) 213-4692